Exhibit 1

For Immediate Release	23 September 2010

ANNOUNCEMENT

WPP plc ("WPP")

WPP was notified on 22 September 2010 that Sir Martin Sorrell has modified the security arrangements over part of his share ownership in WPP and that this modification received clearance in compliance with the Model Code requirements.

On 21 September 2010, Sir Martin and the trustees of two family life interest trusts of Sir Martin (being Sir Martin  and a member of his family) charged to HSBC Private Bank Limited (“HSBC”) 984,770 and 3,863,147 ordinary shares in WPP plc respectively as security for facilities made available to Sir Martin by HSBC.  These shares were previously charged to AIB Group (UK) plc (“AIB”) as security for facilities, but were released on 21 September 2010.

On 21 September 2010, JMS Financial Services Limited Retirement Benefit Scheme transferred 3,001,073 ordinary shares in WPP plc to Sir Martin.  Sir Martin charged these shares to HSBC as further security for the facilities made available to him.  These shares were previously charged to AIB as security for facilities, but were released from the charge on 21 September 2010.

At today’s date, Sir Martin Sorrell and his family interests are interested in or have rights in 16,857,601 shares (excluding the  shares owned  by The JMMRJ Sorrell  Charitable Foundation) representing 1.342% of the issued share capital of WPP.

Contact:

Feona McEwan, WPP	+44 (0)207 408 2204